CORPORATE PROFILE

TESCO Corporation is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. Our mission is to fundamentally change the way wells are drilled by delivering safer and more efficient solutions which create real value for our customers by reducing the costs of drilling for and producing oil and gas.

Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

	(2)
Quarter ended	3/31/06	12/31/05	09/30/05	06/30/05	03/31/05
(millions of U.S. dollars)
Revenue
-Top Drives	46.6	34.1	33.7	27.3	30.6
-Casing Services	37.0	31.4	17.6	14.2	13.8

	83.6	65.5	51.3	41.5	44.4

Operating Income (Loss) (1)
-Top Drives	13.7	5.5	9.6	7.6	8.9
-Casing Services	8.9	2.6	3.4	3.0	3.8
-Corporate and other	(8.6)	(9.0)	(8.2)	(7.2)	(5.5)

	14.0	(0.9)	4.8	3.4	7.2
Other expense	0.7	3.1	1.9	(1.0)	0.1
(Gain) on restructuring and other exceptional items	—	(3.6)	—	(0.4)	(0.2)
Pre-tax income (loss)	13.3	(0.4)	2.9	4.8	7.3
Income tax	5.0	0.3	1.3	1.9	2.9
Net income (loss)	8.3	(0.7)	1.6	2.9	4.4
Basic and diluted net earnings (loss) per share
Basic	$0.23	$(0.02)	$0.04	$0.08	$0.12
Diluted	$0.23	$(0.02)	$0.04	$0.08	$0.12
Total Assets	319.1	305.4	251.1	234.4	233.3
Debt and capital lease	30.7	41.3	9.4	9.4	13.6
Cash	36.4	35.4	15.2	15.1	13.9

Net debt and capital lease	(5.7)	5.9	(5.8)	(5.7)	(0.3)

Shareholders’ equity	218.4	206.7	203.2	189.5	187.6

(1)	Operating income is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), this measure is a useful supplemental measure of the Corporation’s operating performance. Investors are cautioned that Operating income should not be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of TESCO’s performance. TESCO’s method of calculating Operating income may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.
(2)	These figures have been comprehensively recast from Canadian dollars, as previously reported, into US dollars by applying the current rate method, as a result of the Corporation changing its reporting currency to US dollars effective January 1, 2006.

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at May 12, 2006 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three months ended March 31, 2006 and 2005.

Results of operations

Overview

TESCO organizes its activities into two businesses, Top Drives and Casing Services, and the Corporation’s financial and operating data are presented consistent with that structure. The Top Drive business comprises top drive sales, top drive rentals and after market sales and service. The Casing Services business includes CASING DRILLING® and Tubular Services, as well as downhole tool rental and accessory sales.

Effective January 1, 2006, TESCO has adopted the U.S. dollar as its reporting currency since a majority of its revenue is closely tied to the U.S. dollar and to facilitate comparability to other oil and gas service companies. Unless indicated otherwise, all amounts in these Consolidated Financial Statements are denominated in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Changing the reporting currency affects the presentation in the Corporation’s Consolidated Financial Statements, but not the underlying accounting records. The functional currency for our Canadian operations remains the Canadian dollar; however the U.S. dollar has become the functional currency in all other regions, effective January 1, 2006. The financial results for Canada have been translated into U.S. dollars as described in Note 1 of the Consolidated Financial Statements.

Quarters Ended March 31, 2006 and 2005

TESCO’s performance for the quarter ended March 31, 2006 improved compared to last year due primarily to strong oil and gas drilling activity and management’s continued focus on high return activities.

	For the Three Months Ended March 31,
	2006		2005
(000’s)	.	% of revenue	.	% of revenue
Revenue
Top Drive
- sales and after market support	$22,491		$13,472
- rental operations	24,128		17,130

Total Top Drive	46,619	55.8	30,602	69.0
Casing Services	36,963	44.2	13,780	31.0

Total Revenue	$83,582	100.0	$44,382	100.0

Operating income
Top Drive	13,685	29.4	8,858	28.9
Casing Services	8,851	23.9	3,824	27.8
Corporate and Unallocated	(8,568)	n/a	(5,477)	n/a

Total Operating Income	$13,968	16.7	$7,205	16.2

Net Income	$8,257	9.9	$4,362	9.8

Segment Review

Top Drives

Revenue for the quarter ended March 31, 2006 increased $16.0 million compared to the first quarter of 2005. This increase was driven by a $9.0 million increase in Top Drive sales resulting from the sale of 20 units during the first quarter of 2006 compared to 9 units sold in 2005 and a $7.0 million increase in Top Drive rental operations primarily due to increased fleet utilization resulting in an increased number of rental days. Backlog increased to 71 Top Drives for the quarter ended March 31, 2006 compared to 62 units as of December 31, 2005.

Operating income for the quarter ended March 31, 2006 increased $4.8 million when compared to 2005, and was primarily attributable to the increased activity discussed above.

Casing Services

Revenue for the year ended March 31, 2006 increased $23.2 million from the same period in 2005. The increase in revenue reflects increased activity, higher prices for proprietary casing running and CASING DRILLING® services, the November 2005 acquisitions of Tong and Cheyenne, offset by the sale of four rigs within the CASING DRILLING® fleet.

Operating income for the first quarter 2006 was $8.9 million, compared to $3.8 million in 2005. This reflects the flow-through of increased activity and higher prices as well as the incremental addition due to the Tong and Cheyenne acquisitions.

Sales and Marketing

Sales and marketing expense increased in the first quarter of 2006 to $2.3 million, an increase of $0.5 million over 2005. This is a result of an increased sales force due to the acquisition of Tong and Cheyenne.

General and Administrative

General and administrative costs in 2006 totaled $4.8 million, an increase of $0.8 million compared to 2005. This increase reflects staff and management additions during the last half of 2005 in addition to severance reserve adjustments made in the first quarter of last year.

Research and Engineering

Product development activity in 2006 increased by $0.6 million to $1.6 million compared to $1.0 million in 2005. The 2006 increase is primarily due to additional product development activity focusing on the commercialization and enhancement of existing proprietary technologies.

Other Expense (Income)

	For the Three Months Ended March 31,
(000’s)	2006	2005
Interest income	$(388)	$(111)
Interest expense	695	185

Net interest expense	307	74
Change in fair market value of share purchase warrants	487	—
Foreign exchange (gain)	(187)	(29)
Other	134	30

Total	$741	$75

Interest income for the first quarter increased $0.3 million compared to the same period last year as a result of increased cash balances. Interest expense was higher in 2006 than 2005 due to the addition of debt used to acquire Tong and Cheyenne. The fair market value of the Turnkey E&P Inc. share purchase warrants decreased due primarily to a decline in the underlying stock price.

Income Taxes

The Corporation recorded tax expense of $5.0 million for the first quarter on pre-tax earnings of $13.2 million (37.6% effective rate). This compares to a tax expense of $2.9 million for the comparable quarter of 2005 on pretax earnings of $7.3 million (39.7% effective rate). The effective tax rate is influenced by a number of factors, including different tax rates in the jurisdictions in which the Corporation operates and the non-deductibility portion of certain expenses, principally stock compensation expense.

Liquidity and Capital Resources

The Corporation had $36.4 million in cash at March 31, 2006 compared to debt of $30.7 million, resulting in cash, net of debt, of $5.7 million. At March 31, 2005, the Corporation had debt of $13.6 million and cash of $13.9 million resulting in net cash, net of debt, of $0.3 million. During the first quarter of 2006, the Corporation repaid in full the $6.8 million balance on its Secured Revolver and the outstanding $3.6 million of the term loan. Management believes that existing cash and available credit facilities, together with expected operating cash flows, will be sufficient to fund the Corporation’s planned operating cash requirements and capital expenditures for 2006. The Corporation has a capital expenditure plan for full year 2006 of approximately $37 million, of which the largest component is targeted for casing running equipment. During the first quarter of 2006, the Corporation spent $9.6 million on capital expenditures.

Financial Instruments

From time to time, derivative financial instruments are utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. The Corporation was not a party to any derivative financial instruments at March 31, 2006 or during 2005, other than the share purchase warrants of Turnkey E&P Inc.

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets, by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation. The fair value of the Corporation’s long term debt at March 31, 2006 is assumed to be approximately equal to the carrying value since the interest rate floats, based on prime or LIBOR.

The Corporation’s accounts receivable are principally with oil and gas service and exploration and production companies and are subject to normal industry credit risks.

Contractual Obligations

There have been no material changes that would affect the Corporation’s disclosures relating to contractual commitments made in its most recent annual Management Discussion and Analysis.

Outlook

Industry fundamentals were strong during the quarter, and we anticipate activity levels will remain strong for the balance of 2006. This quarter’s results clearly reflect the benefits of the changes we have put in place in both of our segments over the last 18 months. We have renewed our focus on our core top drive business, and have experienced internal growth in our Casing Services segment, as well as added business through our acquisitions. As the year unfolds, we fully intend to continue to concentrate on lowering our cost of manufacturing, increasing market share and profitability of our core Top Drive business, continuing to rapidly expand our tubular services market share and utilization, and ensuring the success of our CASING DRILLING® projects all while keeping overhead costs in check.

TESCO CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Thousands of U.S. Dollars)

	NOTE	March 31, 2006	December 31, 2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$36,413	$35,396
Accounts receivable
- trade		68,629	56,433
- prepaid and other		6,609	12,808
Income taxes recoverable		—	1,607
Inventories		47,148	40,064
Future income taxes		5,165	5,287

Total Current Assets		163,964	151,595
Property, plant and equipment, net		114,863	109,732
Investments		1,645	2,132
Goodwill		16,912	16,885
Future income taxes		7,663	9,539
Intangible and other assets		14,036	15,460

Total Assets		$319,083	$305,343

LIABILITIES
CURRENT LIABILITIES
Current portion of long term debt and capital lease	4	$3,541	$425
Accounts payable		31,427	22,961
Accrued liabilities		34,318	29,655
Income taxes payable		683	—

Total Current Liabilities		69,969	53,041
Long term debt and capital lease	4	27,207	40,853
Future income taxes		3,524	4,736

Total Liabilities		100,700	98,630

Contingencies

SHAREHOLDERS' EQUITY
Share capital	5	119,327	115,195
Contributed surplus		6,921	6,501
Cumulative translation account		38,192	39,331
Retained earnings		53,943	45,686

Total Shareholders' Equity		218,383	206,713

Total Liabilities & Shareholders' Equity		$319,083	$305,343

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)

(Thousands of U.S. Dollars, except per share information)

		For the Three Months Ended March 31,
	NOTE	2006	2005
REVENUE		$83,582	$44,382

EXPENSES
Cost of Sales and Services		60,965	30,437
Research and Engineering		1,564	958
Sales and Marketing		2,325	1,817
General and Administrative		4,760	3,965

		69,614	37,177

Operating income		13,968	7,205
Other expense	6	741	75

Income from operations before restructuring and other exceptional items		13,227	7,130

(Gain) on restructuring and other exceptional items		—	(195)

Income before income taxes		13,227	7,325

Income taxes
Current		4,184	1,398
Future		786	1,565

		4,970	2,963

Net income		8,257	4,362
Retained earnings, beginning of period		45,686	37,454

Retained earnings, end of period		$53,943	$41,816

Earnings per share:
Basic		$0.23	$0.12
Diluted		$0.23	$0.12

Weighted average number of shares:
Basic		35,632,472	35,054,413
Diluted		36,525,024	35,245,667

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Thousands of U.S. Dollars)

		For the Three Months Ended March 31,
	NOTE	2006	2005
OPERATING ACTIVITIES
Net income		$8,257	$4,362
Adjustments to reconcile net earnings to net cash provided by operating activities:
Stock compensation expense	3	696	719
Future income taxes		786	1,565
Depreciation and amortization	2	5,391	3,608
Amortization of financial items		90	—
(Gain) on disposal of fixed assets			(2,058)
(Gain) on sale of machining facilities		—	(195)
Decrease (increase) in fair market value of Turnkey share purchase warrants		487	—
Foreign exchange (gains) losses		(47)	(4)
(Increase) decrease in accounts receivable		(11,997)	(11,676)
(Increase) decrease in income taxes recoverable		1,607	2,024
(Increase) decrease in inventories		(9,769)	(518)
Increase (decrease) in accounts payable		8,694	460
Increase (decrease) in accrued liabilities		5,077	269
Increase (decrease) in income taxes payable		683

Net cash provided by (used) operating activities		9,955	(1,444)

INVESTING ACTIVITIES
Additions to property, plant and equipment		(9,562)	(1,830)
Proceeds on disposal of fixed assets		1,342	3,764
Proceeds on sale of machining facilities		—	558
(Increase) decrease in other assets		(47)	106
Change in working capital items:
(Increase) decrease in accounts receivable on sale of rigs		6,000	—
Increase (decrease) in accounts payable-purchase of Bo Gray assets		—	(2,867)

Net cash (used) provided by investing activities		(2,267)	(269)

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) (Unaudited)

(Thousands of U.S. Dollars)

		For the Three Months Ended March 31,
	NOTE	2006	2005
FINANCING ACTIVITIES
Repayments of debt		(10,530)	(1,507)
Proceeds from exercise of stock options		3,867	1,366

Net cash (used) provided by financing activities		(6,663)	(141)

Effect of foreign exchange losses on cash balances		(8)	112

Net Increase (decrease) in Cash and Cash Equivalents		1,017	(1,742)
Net Cash and Cash Equivalents, beginning of period		35,396	15,685

Net Cash and Cash Equivalents, end of period		$36,413	$13,943

Cash is comprised of:
Bank balances		$36,413	$6,450
Money market instruments		—	7,493

		$36,413	$13,943

Supplemental Disclosures
Cash paid for interest		$854	$176
Cash paid for income taxes		$1,552	$1,176

Cash receipts for interest		$335	$102
Cash receipts for income taxes		$104	$1,860

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Thousands of U.S. Dollars)

TESCO Corporation provides a range of products and services to reduce the cost of drilling for oil and gas. The Corporation conducts its business in most oil producing regions around the world.

1.	ACCOUNTING POLICIES

Effective January 1, 2006, TESCO has adopted the U.S. dollar as its reporting currency since a majority of its revenue is closely tied to the U.S. dollar and to facilitate comparability to other oil and gas service companies. Unless indicated otherwise, all amounts in these Consolidated Financial Statements are denominated in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars. All comparative figures for prior periods presented have been comprehensively recast into US dollars by applying the current rate method.

The Corporation conducts its operations globally and effective January 1, 2006, the functional currency in all major operations, other than Canada, was changed to the US dollar. The Canadian dollar is the functional currency for our Canadian operations. The Corporation uses the current rate method for translating the financial position and the results of operations of the Canadian operations into the reporting currency. Using the current rate method, assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average period rates. Translation gains and losses relating to the self-sustaining operations are included as a separate component of shareholders’ equity. Monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in net income.

These consolidated financial statements follow the same accounting policies and methods of computation (except for as noted above) as, and should be read in conjunction with, the audited consolidated financial statements for the year ended December 31, 2005.

Information for prior periods has been reclassified to conform to the presentation adopted in 2006.

2.	DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense is included in the consolidated statement of income as follows:

	For the Three Months Ended March 31,
	2006	2005
Cost of sales and service	$4,806	$3,265
General and administrative expense	585	343

	$5,391	$3,608

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

3.	STOCK COMPENSATION EXPENSE

Stock compensation expense is included in the consolidated statement of income as follows:

	For the Three Months Ended March 31,
	2006	2005
Cost of Sales and Services	$217	$128
Research and Engineering	109	113
Sales and Marketing	(8)	98
General & Administrative	378	380

Total	$696	$719

4.	LONG TERM DEBT AND CAPITAL LEASE

Components of long term debt are:

	March 31, 2006	December 31, 2005
Secured revolver, maturity date of October 31, 2008, 6.1875% interest at December 31, 2005	$—	$6,748
Outstanding on a $20,000 secured term loan, maturity date of October 31, 2010, 6.1875% interest at December 31, 2005	—	3,600
Secured term loan, maturity date of October 31, 2010, 6.625% interest at March 31, 2006	30,000	30,069
Capital lease vehicles	748	861

Total debt	30,748	41,278
Less – current portion	3,541	425

	$27,207	$40,853

During the first quarter of 2006, the Corporation repaid in full its $6.8 million Secured Revolver and the outstanding $3.6 million of the $20.0 million term loan.

5.	SHARE CAPITAL

Issued common shares:

	March 31, 2006		December 31, 2005
	# of shares	Amount	# of shares	Amount
Balance – January 1	35,519,739	$115,195	34,957,680	$108,224
Issued on exercise of options	264,000	4,132	562,059	6,971

Balance – March 31	35,783,739	$119,327	35,519,739	$115,195

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

Stock	options

The Corporation recognizes compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the three months ended March 31, 2006 and 2005 are:

	For the Three Months Ended March 31,
	2006			2005
	No. of options	Weighted- average exercise price		No. of options	Weighted- average exercise price
Outstanding – beginning of period	2,482,041	C$	14.41	2,536,000	C$	14.01
Granted	41,000	C$	21.31	10,000	C$	14.39
Exercised	(264,000)	C$	16.92	(183,700)	C$	8.99
Expired	(107,300)	C$	14.28	(62,175)	C$	14.21

Outstanding – end of period	2,151,741	C$	13.39	2,300,125	C$	14.41

Details of options granted since January 1, 2006 and their fair values, determined using the Black Scholes option-pricing model, are:

Date of Grant	Options Granted	Exercise Price		Risk Free Interest Rate	Volatility	Fair Value (C$ 000’s)
January 3/06	15,000	C$	21.51	4.07%	55%	180
February 14/06	3,000	C$	21.78	4.08%	55%	36
March 3/06	15,000	C$	21.04	4.18%	54%	177
March 6/06	3,000	C$	19.66	4.18%	54%	33
March 31/06	5,000	C$	22.26	4.18%	54%	62

6.	OTHER EXPENSE

Items comprising other (income) expense are:

	For the Three Months Ended March 31,
	2006	2005
Interest income	$(388)	$(111)
Interest expense	695	185
Decrease (increase) in fair market value of share purchase warrants	487	—
Foreign exchange (gain)	(187)	(29)
Other	134	30

Total	$741	$75

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

7.	SEGMENT INFORMATION

The Corporation operates in two segments: Top Drives and Casing Services. Financial information relating to these segments is as follows:

	For the Three Months Ended March 31, 2006				For the Three Months Ended March 31, 2006
	Top Drive	Casing Services	Corporate and Unallocated	Total	Top Drive	Casing Services	Corporate and Unallocated	Total
Revenues	$46,619	$36,963	$—	$83,582	$30,602	$13,780	$—	$44,382
Depreciation and
Amortization	1,495	2,845	1,051	5,391	1,637	1,628	343	3,608

Operating Income	13,685	8,851	(8,568)	13,968	8,858	3,824	(5,477)	7,205

Other expense				741				75
Restructuring (gain) and other exceptional items				—				(195)

Income before taxes				$13,227				$7,325

	For the Three Months Ended March 31,
	2006	2005
Geographic source of revenues:
Canada	$13,971	$7,456
United States	53,172	23,177
Mexico	629	1,318
South America	4,040	2,806
Asia Pacific	6,307	4,914
Europe, Africa and Middle East	5,463	4,711

Total	$83,582	$44,382

CORPORATE INFORMATION

DIRECTORS

Fred J. Dyment 1, 2

Independent Businessman

Calgary, Alberta

Gary L. Kott 1, 3

Independent Businessman

Montgomery, Texas

R. Vance Milligan, Q.C. 2, 3

Partner

Bennett Jones LLP

Calgary, Alberta

*appointed effective February 27, 2006

Julio M. Quintana

President and Chief Executive Officer

Tesco Corporation

Norman W. Robertson 1, 3

Chairman of the Board of

Tesco Corporation

and Independent Businessman

Calgary, Alberta

Michael W. Sutherlin 2, 3

Executive Vice President

Joy Global Inc.; President

and

Chief Operating Officer

Joy Technologies, Inc.

Sewickley, Pennsylvania

Robert M. Tessari

Vice Chairman and Chief Technology Officer

Tesco Corporation

Clifton T. Weatherford 1, 2

Independent Businessman

Los Gatos, California

1.      Audit Committee

2.      Corporate Governance and Nominating Committee

3.      Compensation Committee

CORPORATE OFFICERS

Julio M. Quintana

President and Chief Executive Officer

Robert M. Tessari

Vice Chairman and Chief Technology Officer

Michael C. Kearney

Executive Vice President and

Chief Financial Officer

K. Evert Beierbach

Senior Vice President

Drilling Rig Division

Douglas McGregor

Senior Vice President

Operations

Nigel M. Lakey

Vice President

Marketing and Business

Development

Keith Lowley

Vice President

Manufacturing

Robert C. Van Walleghem

General Counsel and

Corporate Secretary

LOCATIONS

TESCO Corporation

6204 – 6A Street S.E.

Calgary, Alberta T2H 2B7

Tel: 403 692 5700

Fax: 403 692 5710

www.tescocorp.com

TESCO Corporation (US)

11330 Brittmoore Park Drive

Houston, Texas 77041

Tel: 713 849 5900

Fax: 713 849 0075

AUDITORS

PricewaterhouseCoopers LLP

Calgary, Alberta

TRANSFER AGENTS

Computershare Trust

Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Tel: 800 564 6253

www.computershare.com

Computershare Trust Company

2 LaSalle Street, 3rd Floor

Chicago, Illinois 60602

Tel: 312 588 4990

Tesco Corporation is listed on the Toronto Stock Exchange under the symbol “TEO” and on the NASDAQ System under the symbol “TESOF”.

INVESTOR INFORMATION

Information on the Company, including this annual report, government filings, news releases and other investor information is available on TESCO’s website at www.tescocorp.com. Interested parties may also contact the Company at its Houston location listed above.